

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

J. Douglas Smith
Chief Financial Officer
Valor Latitude Acquisition Corp.
PO Box 309, Ugland House
Grand Cayman KY 1-1104
Cayman Islands

>   **Re: Valor Latitude Acquisition Corp.**
>   **Form 8-K Filed on November 23, 2021**
>   **File No. 001-40322**

Dear Mr. Smith:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Derek Dostal